EXHIBIT 99.1

News Release dated January 28, 2014, Suncor Energy to release fourth quarter 2013 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release fourth quarter 2013 financial results

Calgary, Alberta (Jan. 28, 2014) – Suncor Energy will release its fourth quarter financial results on Monday, Feb. 3, 2014 at 8:00 p.m. MT (10:00 p.m. ET).

Following the release, a teleconference to review the fourth quarter will be held at 7:00 a.m. MT (9:00 a.m. ET) on Tuesday, Feb. 4, 2014. Representing management will be Steve Williams, president and chief executive officer and Steve Reynish, interim chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

To participate in the teleconference:

•                  if calling from North America: 1 800-565-0813

•                  if calling from outside North America: +1 416-340-8527

To participate in the conference via webcast, go to suncor.com/webcasts.

An archive of the conference call will be available until Feb. 16, 2014.

To access the archive:

•                  from North America: 1 800-408-3053 (pass code: 9997027)

•                  from outside North America: +1 905-694-9451 (pass code: 9997027)

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com